EXHIBIT 99.1

Profound Medical Appoints Tom Tamberrino as Chief Commercial Officer

– Mr. Tamberrino and Profound’s CEO, Arun Menawat, previously worked together at NOVADAQ before it was acquired by Stryker in 2017 –

– Appointment comes as Profound continues to make final preparations for the permanent CPT® Category 1 codes for TULSA going into effect at the beginning of 2025 –

TORONTO, Oct. 16, 2024 (GLOBE NEWSWIRE) -- Profound Medical Corp. (NASDAQ:PROF; TSX:PRN) (“Profound” or the “Company”), a commercial-stage medical device company that develops and markets customizable, incision-free therapies for the ablation of diseased tissue, today announced the appointment of Tom Tamberrino as its new Chief Commercial Officer. Abbey Goodman, the Company’s current CCO, will transition to leading Profound’s strategic partnerships, continuing to report to the Company’s CEO and Chairman, Arun Menawat, Ph.D.

Mr. Tamberrino has an accomplished history of sales and marketing leadership, business development, executive management and entrepreneurial success, most of which was gained in the U.S. healthcare industry.

Mr. Tamberrino served as Vice President, Sales and Marketing at NOVADAQ Technologies Inc. (“NOVADAQ”) immediately prior to pursuing his most recent entrepreneurial endeavors outside of the medical technology space. Dr. Menawat, who was Chairman, President and CEO of NOVADAQ during Mr. Tamberrino’s tenure at that company, directly recruited Mr. Tamberrino to serve as Profound’s new CCO.

While at NOVADAQ, Mr. Tamberrino helped to establish the company as the market leader in near infrared fluorescence imaging for visualization of blood flow and tissue perfusion, before, during and after surgical procedures. He built a direct U.S. sales and marketing organization driving an annual revenue run rate of approximately $27 million at the end of 2012, to more than $82 million in annualized revenues when, in 2017, NOVADAQ was acquired by Stryker Corporation (“Stryker”) for approximately $701 million. Mr. Tamberrino remained until 2018 to assist with the integration of the NOVADAQ business into the Stryker organization. Earlier in his career, he held progressive sales management positions with LifeCell Corporation (“LifeCell”), most recently serving as Area Director, where he managed a 50-person sales team across the Northeast of the United States and Canada that marketed LifeCell’s regenerative tissue matrices alongside NOVADAQ’s intraoperative perfusion assessment technology for complex trauma, cancer and general surgery cases to colorectal, general, plastic, transplant and trauma surgeons. Mr. Tamberrino received a Bachelor of Science degree in Marketing, Minor in Psychology, from Georgetown University, and a Master of Business Administration from Emory University.

“This is actually the second time that I have personally recruited Tom to build and manage the sales organizations of companies led by me as CEO – first from LifeCell to NOVADAQ and now to Profound,” said Dr. Menawat. “The permanent CPT® Category 1 codes for TULSA going into effect at the beginning of 2025 represent an anticipated major inflection point for our business. Now is the perfect time to bring in a sales and marketing executive that I have worked with closely in the past; and one who has earned my trust, respect and most importantly, confidence, in the process. I am honored and excited to welcome Tom to Profound.”

“As naturally inclined as I was to be warmly receptive to Arun’s overtures to join him at Profound, I wanted to be certain that I would be able to hit the ground running,” commented Mr. Tamberrino. “And, like many men that I had spoken to, I naturally wondered why any prostate disease patient who was presented with an informed choice of available treatment options would not choose TULSA given its ability to effectively, safely and efficiently treat an unrivaled variety of prostate cancer and/or benign prostatic hyperplasia (BPH) patients. So, I did a lot of diligence. As a result, I am convinced that widespread adoption of TULSA will be driven mostly by increasing patient and physician awareness, and by ensuring TULSA can be readily accessed in the most suitable settings, including hospitals, ASCs and private practice offices/facilities. Importantly, with reimbursement now on the horizon, I was not able to identify any remaining major obstacles to widespread adoption of TULSA-PRO®. I am looking forward to working with Arun, Abbey and the rest of the Profound team to maximize the tremendous opportunity we see ahead.”

Commenting on Ms. Goodman’s transition to leading Profound’s strategic partnerships, Dr. Menawat said, “Over the past several months, Abbey has helped lead the charge as we have begun building closer relationships with MR and other medical technology companies to help create a total diagnostic and interventional MRI solution to support the Modern Treatment Pathway that allows for more accurate and precise prostate disease diagnosis, treatment with the TULSA Procedure, and post-treatment follow-up. I am excited that Abbey has accepted this newly created and important role, and look forward to her continuing contributions to realizing this shared MR-centric vision.”

About Profound Medical Corp.

Profound is a commercial-stage medical device company that develops and markets customizable, incision-free therapies for the ablation of diseased tissue.

Profound is commercializing TULSA-PRO®, a technology that combines real-time MRI, robotically-driven transurethral ultrasound and closed-loop temperature feedback control. The TULSA procedure, performed using the TULSA-PRO® system, has the potential of becoming a mainstream treatment modality across the entire prostate disease spectrum; ranging from low-, intermediate-, or high-risk prostate cancer; to hybrid patients suffering from both prostate cancer and benign prostatic hyperplasia (“BPH”); to men with BPH only; and also, to patients requiring salvage therapy for radio-recurrent localized prostate cancer. TULSA employs real-time MR guidance for pixel-by-pixel precision to preserve prostate disease patients’ urinary continence and sexual function, while killing the targeted prostate tissue via a precise sound absorption technology that gently heats it to kill temperature (55-57°C). TULSA is an incision- and radiation-free “one-and-done” procedure performed in a single session that takes a few hours. Virtually all prostate shapes and sizes can be safely, effectively, and efficiently treated with TULSA. There is no bleeding associated with the procedure; no hospital stay is required; and most TULSA patients report quick recovery to their normal routine. TULSA-PRO® is CE marked, Health Canada approved, and 510(k) cleared by the U.S. Food and Drug Administration (“FDA”).

Profound is also commercializing Sonalleve®, an innovative therapeutic platform that is CE marked for the treatment of uterine fibroids and palliative pain treatment of bone metastases. Sonalleve® has also been approved by the China National Medical Products Administration for the non-invasive treatment of uterine fibroids and has FDA approval under a Humanitarian Device Exemption for the treatment of osteoid osteoma. The Company is in the early stages of exploring additional potential treatment markets for Sonalleve® where the technology has been shown to have clinical application, such as non-invasive ablation of abdominal cancers and hyperthermia for cancer therapy.

Forward-Looking Statements

This release includes forward-looking statements regarding Profound and its business which may include, but is not limited to, the expectations regarding the efficacy of Profound’s technology in the treatment of prostate cancer, BPH, uterine fibroids, palliative pain treatment and osteoid osteoma; and the success of Profound’s U.S. commercialization strategy and activities for TULSA-PRO®. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "is expected", "expects", "scheduled", "intends", "contemplates", "anticipates", "believes", "proposes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Such statements are based on the current expectations of the management of Profound. The forward-looking events and circumstances discussed in this release, may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting the Company, including risks regarding the medical device industry, regulatory approvals, reimbursement, economic factors, the equity markets generally and risks associated with growth and competition. Although Profound has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement can be guaranteed. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and Profound undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise, other than as required by law.

For further information, please contact:

Stephen Kilmer
Investor Relations
skilmer@profoundmedical.com
T: 647.872.4849